COMMENTS RECEIVED ON 03/18/2019

FROM EDWARD BARTZ

VARIABLE INSURANCE PRODUCTS FUND II (File Nos. 033-20773 and 811-05511)

Emerging Market Index Portfolio, International Index Portfolio, Total Market Index Portfolio

POST-EFFECTIVE AMENDMENT NO. 79

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

Health Care Portfolio

POST-EFFECTIVE AMENDMENT NO. 115

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Bond Index Portfolio

POST-EFFECTIVE AMENDMENT NO. 68

1.

Health Care Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s market capitalization policy.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

2.

Health Care Portfolio, Bond Index Portfolio, Extended Market Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

3.

Health Care Portfolio and Total Market Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add small and mid-cap risks.

R:

The risks associated with small and mid-cap investing are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” - “Stock Market Volatility.”

4.

Health Care Portfolio

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff notes that this disclosure is duplicative since it appears in the “Other Investment Strategies” section and request we remove it from the “Principal Investment Strategies” section.

R:

The requested change has been made.

5.

All funds

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment strategies” and “Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.

6.

Bond Index Portfolio, Emerging Market Index Portfolio, International Index Portfolio, Total Market Index Portfolio

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

7.

Bond Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure, and credit quality to attempt to replicate the returns of the Bloomberg Barclays U.S. Aggregate Bond Index using a smaller number of securities.”

C:

The Staff requests we describe the maturity policy of the index.

R:

We are not aware of a requirement to disclose the maturity policy of a third party index. We believe the description provided for the fund’s Bloomberg Barclays (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly we have not modified disclosure.

8.

Bond Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the rebalance and reconstitution process, including frequency and also provide the approximate number of index constituents.

R:

We are not aware of a requirement to disclose the methodology of a third party index or details surrounding its components, which may fluctuate, or its rebalancing and reconstitution process. We believe the description provided for the fund’s Bloomberg Barclays (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly, we have not modified disclosure.

9.

Bond Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a corresponding strategy for foreign exposure in the “Principal Investment Strategies” section.

R:

The fund does not have a principal strategy of making foreign investments. However, the fund includes “Foreign Exposure” as a principal investment risk because the securities in which the fund invests may be backed by foreign entities providing credit support. As a result, the fund may be exposed to risks associated with adverse political, regulatory, market, or economic developments in foreign countries because of the credit support related to these foreign entities, and we believe that these risks should be disclosed. Accordingly, the fund believes that it is appropriate to include a foreign exposure risk factor without a corresponding principal strategy relating to foreign investments.

10.

Bond Index Portfolio and Total Market Index Portfolio

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Bond Index Portfolio:

“The fund will invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund’s index concentrates in the securities of issuers in a particular industry or group of industries.”

C:

The Staff questions whether the fund and index currently concentrates in any industry and, if so, requests we disclose here and add corresponding risks.

R:

Based on the publicly available information on the fund’s underlying index, the identified index is not currently concentrated in any single industry. Accordingly, we have not modified the disclosure.

11.

Bond Index Portfolio, Emerging Market Index Portfolio, International Index Portfolio, Total Market Index Portfolio

 “Additional Index Information” (prospectus)

C:

The Staff requests we file the license arrangement as an exhibit to the registration statement pursuant to Item 28(h) of Form N‐1A.

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement.

12.

Extended Market Index Portfolio, International Index Portfolio, Total Market Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we include the market cap range as of recent date for in the index.

R:

Each fund believes it is more appropriate to provide additional information about the index components. As a result, each fund has provided additional information about the index in the section entitled, “Investment Details – Other Investment Strategies” in the prospectus (see the funds’ response to comment 13 below).

13.

Extended Market Index Portfolio, International Index Portfolio, Total Market Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the (i) component selection criteria, explaining how index components are included or excluded, (ii) also describe the rebalance and reconstitution process, including frequency, and (iii) also provide the approximate number of index constituents.

R:

Each fund has provided the requested information in the section entitled, “Investment Details – Other Investment Strategies” in the prospectus.

14.

International Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Normally investing at least 80% of assets in securities included in the Fidelity Global ex U.S. Index℠ and in depository receipts representing securities included in the index. The Fidelity Global ex U.S. Index℠ is a float-adjusted market capitalization-weighted index designed to reflect the performance of non-U.S. large- and mid-cap stocks.”

C:

The Staff requests that we add a mid-cap risk.

R:

The risks associated with mid-cap investing are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” - “Stock Market Volatility.”

15.

International Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign and Emerging Market Risk.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

C:

The Staff requests that a corresponding emerging markets strategy be added to “Principal Investment Strategies” section.

R:

The fund does not have a principal investment strategy to invest in emerging markets. We have included a reference to emerging markets under “Foreign and Emerging Market Risk” to the extent that the fund may have exposure to certain markets that may be designated emerging markets. Accordingly, we have not modified disclosure.

16.

Extended Market Index Portfolio

“Investment Details” (prospectus)

“Principal Investment Risks”

“Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign exchange rates; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.”

C:

The Staff requests we disclose foreign exposure in the investment strategies and add a summary of the risk to the Fund Summary risks.

R:

Given the fund’s investment strategies, the fund is not subject to risks associated with foreign exposure. As a result, the fund has removed this risk factor from its prospectus.